Filed Pursuant to Rule 433
Registration Nos. 333-265694 and 333-265694-01

Free Writing Prospectus, dated September 12, 2023

First National Master Note Trust

Issuing Entity

First National Funding LLC Depositor	First National Bank of Omaha Sponsor and Servicer

Series 2023-2 Asset Backed Notes

The depositor has prepared a preliminary prospectus dated September 12, 2023 which describes the Series 2023-2 Class A notes (the “offered notes”) to be issued by the issuing entity. You should review the prospectus in its entirety before deciding to purchase any of the offered notes.

Ratings

The issuing entity will issue the offered notes only if they are rated by the following nationally recognized statistical rating organizations as follows:

	Moody’s Investors Service, Inc. (“Moody’s”)	Fitch Ratings Inc. (“Fitch”)
Class A notes	Aaa (sf)*	AAAsf*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its final maturity date. A rating does not address the likelihood of payment of principal of a note on its expected principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by a pay-out event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described in the preliminary prospectus, First National Bank of Omaha or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. If any of the ratings of the offered notes changes, holders of the offered notes will not be so notified by First National Bank of Omaha, First National Funding LLC or First National Master Note Trust.

Underwriters of the Series 2023-2 Class A notes

Joint Book Runners
J.P. Morgan		Wells Fargo Securities
Co-Manager RBC Capital Markets

The depositor has filed a registration statement (including a prospectus) (File No. 333-265694-01) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.

* An “(sf)” or “sf” in the credit rating denotes an identification for structured finance product ratings.